SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of February 2007

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JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated February 14, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Chief Financial Officer

Dated:  February 14, 2007

Exhibit No	Description

1	Press release dated February 14, 2007.

Exhibit 1

JINPAN INTERNATIONAL LIMITED (TICKER SYMBOL “JST”)

February 14, 2007

Englewood Cliffs, New Jersey

Company Contact: Mr. Mark Du

Telephone (201)-227-0680

JINPAN INTERNATIONAL LIMITED acquires 100% control over Hainan Jinpan Electric Company Ltd. and acquires additional land in Wuhan, China.

Englewood Cliffs, NJ – February14, 2007 – JINPAN INTERNATIONAL LIMITED (AMEX SYMBOL: JST) announced today that it has completed its previously announced acquisition of 15% minority ownership interest in Hainan Jinpan Electric Company Limited, a sino-foreign cooperative joint venture company and the Company’s main operating subsidiary (“Operating Subsidiary”), for a purchase price of US$11million.The Company now owns 100% of the Operating Subsidiary.

        Additionally, the Company has also purchased approximately 400,000 square feet of land in Wuhan, which is located in the center of China, closer to our material suppliers and has easy access to highway and railroad. The land will be used for the expansion of the Company’s production facility. Including the land and first stage of construction will cost approximately US$6 million. The Company expects to complete the first stage of construction by the end of 2007 and begin production in early 2008. It is expected that the Wuhan facility would increase the Company’s annual capacity by 50%. Both the acquisition of the 15% minority interest from Haikou and the Wuhan expansion were financed from the net proceeds the Company received from its stock sale in December 2006.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.